FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

Transactions by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 28 September 2015, Marc Dunoyer, Chief Financial Officer, a person discharging managerial responsibilities, was granted an option under the terms of the AstraZeneca PLC 2012 Savings Related Share Option Scheme over the Company's Ordinary Shares of US$0.25 each.

Name	Number of shares under option	Exercise price per share
Marc Dunoyer	544	3307p

The option will vest and become exercisable on 1 December 2018.

A C N Kemp
Company Secretary
28 September 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 28 September 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary